FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 9th day of May, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	May 9th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (949) 224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

M-Systems` uDiskOnChip® Offers Embedded Market a USB 2.0 Storage and Boot Solution for Microsoft Windows XP Embedded

M-Systems is Showcasing This Highly Regarded Flash Storage Solution during a Press Conference Today at 3PM, Moscone Convention Center

SAN FRANCISCO, EMBEDDED SYSTEMS CONFERENCE Booth #2525 - March 8, 2005 - M-Systems (Nasdaq: FLSH) today announced that its uDiskOnChip USB 2.0 flash disk can now be used as a boot solution for embedded products running the Microsoft Windows XP Embedded operating system.

Demonstrations of uDiskOnChip booting Windows XP Embedded twice as fast as compact flash* will take place at the Company`s booth #2525 and Microsoft`s booth #1602, as well as during a special press conference today at 3 PM in the North Hall, room 122.

"We introduced uDiskOnChip as the industry`s first highly-reliable, high-capacity, high-performance USB 2.0 device to support the unique demands of single board computers, thin clients, gaming, point of sale terminals and other embedded systems," said Amir Tirosh, general manager of M-Systems` embedded division.  "We`re now pleased to announce another ground-breaking achievement.   uDiskOnChip not only boots the Microsoft Windows XP Embedded image, but does it quickly and securely."

"M-Systems` uDiskOnChip USB 2.0 flash disk boot solution is an example of the innovative and flexible solutions that bring added value to our Windows XP Embedded customers," said Jane Gilson, director for the Mobile and Embedded Devices Division at Microsoft Corp. "Microsoft works closely with companies such as M-Systems to bring the best user experience to our embedded customers."

"Until recently, the embedded systems market was unable to take advantage of the inherent benefits of USB 2.0 flash storage," said Sean Liming, managing director of SJJ Embedded Micro Solutions and the author of Windows XP Embedded Advanced and Windows XP Embedded Supplemental Toolkit.  "Today, M-Systems, in addition to introducing USB 2.0 storage to embedded products, is showing the world's first and only USB 2.0 boot solution for Microsoft Windows XP Embedded."

uDiskOnChip Features and Benefits

uDiskOnChip draws on the best of M-Systems` flash expertise and innovative technology to deliver the following added value benefit in a single device:

●

High Performance:  M-Systems Fly-By(TM) acceleration algorithms maximize the capabilities of the USB 2.0 high-speed interface.  This optimization enables read rates as high as 20 MB/sec, resulting in the fasted OS boot and application loading rates. Write rates reach 10 MB/sec, enabling faster file caching.

●	High Data Reliability: Data reliability and extended lifespan are achieved using M- Systems` industry-standard TrueFFS® flash-management algorithms, which are built into uDiskOnChip`s firmware.

●

Strong Security and Encryption:  Built-in security and cryptography are implemented in hardware using M-Systems` SuperMAP® secure-chip expertise, enabling a variety of security-related applications for system designer.

*	Environment: 300MB XPe SP2 image with Winlogon, Explorer Shell, FAT16, no EWF. H/W: Lippert Thunderbird, Pentium-M 1.6GHz

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets and embedded systems.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 3 ____

Editorial Contacts	Investor Contacts
Jeff Seedman / Ruchi Lamba	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / rlamba@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (949) 224-4031 / 4090	Tel: 1-212-896-1214 / 1209

M-Systems` DiskOnChip H-Series Products Set a New Capacity Benchmark for Palm Powered Multimedia Smart Mobile Devices

Integration of Software Support for MLC NAND-Based DiskOnChip® Makes the Ideal Combination of Capacity, Low Cost and High Performance

CTIA WIRELESS, New Orleans, LA - March 14, 2005 - M-Systems (NASDAQ: FLSH), an innovator of flash-based data storage products, today announced plans to collaborate with PalmSource to provide Palm OS® support for its 2 gigabyte MLC NAND-based DiskOnChip H-series storage solution, setting a new capacity benchmark for the embedded flash drive category. M-Systems` H-Series flash disk products, slated this year to range in size up to 2 gigabytes, are multi-level cell (MLC) NAND-based storage solutions designed specifically for music and video handsets.

As a partner in the Palm OS® Ready (POSR) program, M-Systems offers Palm OS licensees flash-based memory storage solutions designed to speed time-to-market and lower device costs of Palm Powered(TM) smart mobile devices.  Several Palm Powered devices leverage M-Systems` advanced storage technology including the Xplore M28 smartphone from GSPDA, the Treo 650 smartphone and Tungsten T5 handheld from palmOne, and the QDA 700 smartphone from Qool Labs. DiskOnChip is the first NAND solution used in Palm Powered devices available on the market today.

"PalmSource continues to work with M-Systems because of its ability to deliver cost-effective storage technologies, such as DiskOnChip, along with a reliable and mature flash file system," said Charlie Tritschler, vice president of product marketing for PalmSource.  "We believe M-Systems` latest flash disk products will provide Palm OS® licensees with an excellent storage solution for the development of next-generation Palm Powered(TM) phones that deliver a superior multimedia user experience."

M-Systems plans to offer TrueFFS® software support for DiskOnChip H-series products for existing and future release of the Palm operating system.  TrueFFS, M-Systems` patented flash management software, provides the operating system (OS) with full block device (hard drive) functionality so that the DiskOnChip flash disk appears to the OS and file system as a standard disk drive. At the same time, it transparently provides full flash media management.

"PalmSource`s plans to integrate support for our newest, high capacity products validates DiskOnChip`s maturity and cost advantages over alternatives and provides users of Palm Powered smart mobile devices with a fast track to cost-effective multiple-gigabyte capacities, which are necessary in multimedia devices today," said David Tolub, general manager of M-Systems` mobile division.

Combining 70 or 90 nanometer MLC NAND with other advanced technologies, DiskOnChip H-series products provide abundant, reliable, high-performance storage capacity to enable mobile entertainment at an unmatched cost structure. Currently, six out of seven tier-one handset manufacturers have integrated a DiskOnChip flash disk from M-Systems within their products.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems' products can be found on the Internet at

www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. PalmSource, Palm OS, Palm Powered, and certain other trademarks and logos appearing on this press release are trademarks or registered trademarks of PalmSource, Inc. or its affiliate in the United States, France, Germany, Japan, the United Kingdom, and other countries.  These marks may not be used in connection with any product or service that does not belong to PalmSource, Inc. (except as expressly permitted by a license with PalmSource, Inc.), in any manner that is likely to cause confusion among customers, or in any manner that disparages or discredits PalmSource, Inc., its licensor, its subsidiaries or affiliates.  All other brands and trademarks used herein are or may be trademarks of, and are used to identify other products or services of, their respective owners.  All rights reserved.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
+972 (9) 764-5002	+1 (212) 682-6300
ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS TO OFFER CONVERTIBLE NOTES

KFAR-SABA, Israel--March 17, 2005--M-Systems Flash Disk Pioneers Ltd. (Nasdaq: FLSH) announced today that it intends to offer in a private placement, subject to market and other conditions, $75 million of notes convertible into M-Systems` ordinary shares. The notes will be offered only to qualified institutional buyers and non-U.S. persons. The interest rate, conversion rate and offering price are to be determined by negotiations between M-Systems and the initial purchasers of the notes.  M-Systems intends to grant the initial purchasers a 30-day option to purchase an additional $25 million of notes. The issuer of the notes will be a wholly owned subsidiary of M-Systems.

M-Systems intends to use the net proceeds from the sale of the notes for general corporate purposes, as well as for potential strategic acquisitions of, or investments in related businesses, product lines and technologies that M-Systems may make. However, M-Systems currently has no commitments for specific acquisitions or investments.

This announcement is neither an offer to sell nor a solicitation to buy any of these securities. The securities will not be registered under the Securities Act of 1933, or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com.

###

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

Certain statements contained in this press release are forward-looking in nature. Actual results and events may differ from those forecast. There can be no assurance as to whether, or on what terms, the offering described above will be completed. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except to the extent required by law.

____ 5 ____

M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
+972 (9) 764-5002	+1 (212) 682-6300
ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS PRICES CONVERTIBLE NOTES OFFERING

KFAR-SABA, Israel-March 17, 2005--M-Systems Flash Disk Pioneers Ltd. (Nasdaq: FLSH) announced today that it priced an offering of $75 million aggregate principal amount of 1% Convertible Senior Notes due 2035.  The notes will be issued by a wholly owned subsidiary of M-Systems, with the subsidiary`s obligations in respect of the notes unconditionally guaranteed by M-Systems.

The notes will be convertible into ordinary shares of M-Systems at an initial conversion price of approximately $28.46 per ordinary share.  Holders of the notes will have the ability to require M-Systems to repurchase the notes for cash on March 15, 2010 and at specified times thereafter, at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the purchase date.  Completion of the offering is subject to customary closing conditions.

M-Systems intends to use the net proceeds from the sale of the notes for general corporate purposes, as well as for potential strategic acquisitions of, or investments in, related businesses, product lines and technologies that M-Systems may make.  However, M-Systems does not currently have any commitments for specific acquisitions or investments.

The offering is being made in a transaction exempt from the registration requirements of the Securities Act of 1933.  The notes have not been registered under the Securities Act of 1933 and accordingly may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an applicable exemption from the registration requirements.

###

Certain statements contained in this press release are forward-looking in nature. Actual results and events may differ from those forecast. The offering of notes has not yet been completed and completion is subject to customary closing conditions. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except to the extent required by law.

____ 6 ____

Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (949) 224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR immediate release:

M-Systems Introduces World`s Smallest Wide SCSI Flash Disk, Designed Specifically for Blade Servers and Other Space-Constrained Applications

New FFD(TM) 2.5" Ultra Wide SCSI Provides Highly Reliable Solid State Data Storage and Low Power Consumption within a Minimal Package

4th Annual Server Blade Summit, SANTA CLARA, Calif., Mar. 22, 2005 - M-Systems (Nasdaq: FLSH) released today the FFD 2.5" Ultra Wide SCSI flash disk.  Manufactured in a case height measuring as little as 11.5mm, this new product is the smallest flash disk currently available with a wide SCSI interface.

High density computing applications with extreme space limitations, such as blade servers, provide a challenge for system designers.  Blade servers are extremely-dense rack-mount servers, which require data storage that complies with low-output HVAC (Heating, Ventilation and Air-Conditioning). Traditional mechanical disks, due to their rotating mechanism, have difficulty complying with this requirement and typically operate at +50c to +550c.  With an operating range of -400c to +850c, M-Systems` solid state FFD flash disk complies with NEBS level 3, which is the highest standard for mission-critical telecommunications applications.

A high mean time between failures (MTBF) enabled by M-Systems` technology and TrueFFS® flash management software allows blade server customers to replace two rotating mechanical disks and deploy only one FFD flash disk without the need for a back-up. Such replacement ultimately provides cost savings, low maintenance, less power consumption and free space within the blade, which yields increased airflow and enables future blade servers to be even smaller than they are today.

"M-Systems` FFD 2.5" Ultra Wide SCSI provides an ideal solution for high density computing systems, such as blade servers, due to its small size, high reliability and low power consumption," said Ofer Tsur, vice president of sales and marketing for M-Systems` Embedded division.  "As flash prices continue to decline, high-density computing applications will migrate from mechanical disks to more reliable flash drives and will reap the benefits of increased operational temperature ranges, maintenance-free operation and power consumption about a third that of a typical mechanical disk."

About the FFD 2.5" Ultra Wide SCSI

The FFD 2.5" Ultra Wide SCSI is a solid-state disk with an 80-pin hot-swap connector designed to perform with a burst read/write rate of up to 40 megabytes per second.  Based on M-Systems` TrueFFS flash file system, it is designed to offer the industry`s highest endurance and reliability rates of more than 5 millions write/erase cycles. The FFD 2.5" Ultra Wide SCSI is currently in mass production and is available now.  More information about M-Systems` FFD products can be found online at www.m-systems.com/content/Products/FFDFamily.asp.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` new FFD Ultra Wide 2.5" SCSI flash disk can be found online at www.m-systems.com/images/prs/FFD_25_US80.jpg and www.m-systems.com/images/prs/FFD_25_US80-2.JPG.  High-resolution photo images of other M-Systems products can be found at www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 7 ____

Editorial Contacts for M-Systems:	Investor Contacts
Kristine Hernandez/ Angie Tucker (North America)	Jeff Corbin/ Lee Roth
O`Leary and Partners Public Relations	KCSA Worldwide
khernandez@olearypr.com/ atucker@olearypr.com	jcorbin@kcsa.com/ lroth@kcsa.com
Tel: +1 (949) 224-4036 / 4035	Tel: 1-212-896-1214 / 1209

Stephen Gaynor/ Lindsey Brookes (Europe)
Harvard Public Relations
stephen.gaynor@harvard.co.uk/ lindsey.brookes@harvard.co.uk
Tel: +44 (0) 20-8564-6323

FOR IMMEDIATE RELEASE

M-Systems Partners with McAfee® to Bring McAfee VirusScan® Capabilities to the Xkey® Product Line

McAfee VirusScan Capabilities Enhance the USB Mobility Appliance for Complete

On-the-Go Security

SUNNYVALE, Calif., March 24, 2005 - Continuing its commitment to enable secure remote work solutions, M-Systems (NASDAQ: FLSH) has partnered with McAfee, Inc. (NYSE: MFE) to bring its McAfee VirusScan anti-virus security capabilities to the Xkey product line.  Corporations instituting the Xkey solution will not only reap the benefits of enhanced security capabilities offered by the device, but will also have access to McAfee`s renowned security applications.  For the first time, users and corporations will have a reliable USB flash drive that includes a dedicated anti-virus application.  The additional security options will further assure consumers and corporations that data stored and extracted from the mobility appliance will have complete up-to-date virus protection.

"The lack of an up-to-date anti-virus solution has always been a prime concern for IT managers when employees are working outside of the company network," said Nimrod Reichenberg, director of marketing for M-Systems` Xkey.  "Our Xkey mobility appliance was designed to enable resident applications, such as McAfee's, eliminating the need to verify that a maintained anti-virus application is installed on every remote machine.  This empowers users to securely move beyond the perimeter of the enterprise for full functioning, secure storage and computing capabilities on the go."

The addition of McAfee VirusScan technology is virtually invisible to the user and has no impact on device performance.  Once the device is inserted into the USB port, all files residing on the secure drive, as well as the host machine`s memory will be automatically scanned.  Additionally, when the user is online, the drive will receive automatic updates from McAfee maintaining up-to-date virus protection.

"Allowing users to carry our McAfee VirusScan solution with them on the Xkey ensures their working environment is protected regardless if they are working from their home PC or abroad," said Todd Gebhart, senior vice president, Global Service Provider and OEM, McAfee. "The device has pushed the technology to a place where it can host applications, and we are happy to add McAfee VirusScan anti-virus protection expertise to this new model of mobile endpoint security."

McAfee-enabled Xkey devices will be available early Q2 2005.  To identify the solution for personal or corporate use, contact XkeySales@m-systems.com.

About Xkey

Xkey is an enterprise-ready software solution that extends M-Systems' DiskOnKey and incorporates everything needed to deploy, manage and secure portable storage devices. Xkey offers unique solutions for corporations looking to secure their remote computing environments and increase their employee mobility and productivity. More information on Xkey is available at www.xkey.com

About McAfee, Inc.

McAfee, Inc., headquartered in Santa Clara, Calif., a worldwide leader in Intrusion Prevention and Risk Management solutions, delivers proven security products and services to help customers effectively balance the competing priorities between business needs and security requirements. McAfee applies profound security expertise toward helping companies, government agencies and consumers block attacks, prevent disruptions, and continuously track and improve the security of their systems and networks. This risk management approach results in absolute confidence. For more information, McAfee, Inc. can be reached at 972-963-8000 or www.mcafee.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

____ 8 ____

Editorial Contacts for M-Systems:	Investor Contacts
Kristine Hernandez/ Angie Tucker (North America)	Jeff Corbin/ Lee Roth
O`Leary and Partners Public Relations	KCSA Worldwide
khernandez@olearypr.com/ atucker@olearypr.com	jcorbin@kcsa.com/ lroth@kcsa.com
Tel: +1 (949) 224-4036 / 4035	Tel: 1-212-896-1214 / 1209

Stephen Gaynor/ Lindsey Brookes (Europe)
Harvard Public Relations
stephen.gaynor@harvard.co.uk/ lindsey.brookes@harvard.co.uk
Tel: +44 (0) 20-8564-6323

FOR IMMEDIATE RELEASE

M-Systems' DiskOnKey Product Line Compatible with Windows XP Service Pack 2 Flash Configuration Technology

DiskOnKey Devices Allow End-Users to Easily and Securely Extend a Wireless Network to any Windows "Connect Now" Capable Devices

SUNNYVALE, Calif., March 31, 2005 - M-Systems (Nasdaq: FLSH), the leading developer of USB flash drives, announced today that its DiskOnKey® product line is now compatible with Microsoft's Windows® "Connect Now" technology, which offers consumers an easy and secure solution to set up a wireless network. Used in conjunction with the Microsoft Wireless Network Setup Wizard in Windows XP Service Pack 2 (SP2), DiskOnKey acts as a conduit to create a new wireless network or add any Windows "Connect Now" capable devices, such as routers and printers, to their existing networks.

"We are pleased to collaborate with Microsoft and provide end users with a device that allows them to take full advantage of the simplicity found in Windows XP SP2," said Blaine Phelps, worldwide marketing director of M-Systems' DiskOnKey. "By combining Microsoft`s software with DiskOnKey`s portable capabilities, consumers can increase efficiency and eliminate the need to manually network each device separately."

To set up a new wireless network, or add devices to an existing network, consumers simply save the wireless network configuration settings from the Wireless Network Setup Wizard to the DiskOnKey device. This allows the user to plug the DiskOnKey into each computer or other Windows "Connect Now" compatible devices.  DiskOnKey then adds the wireless network settings to the device and completes the networking process.

"Consumers have been asking for an easier way to create and extend wireless networks," said Kevin Unangst, director of marketing for Windows XP.  "The `Connect Now` flash configuration technology in SP2 provides an easy-to-use solution for them to configure their home networks, or add devices and computers to their existing networks.  DiskOnKey nicely complements our technology and offers the user a high-performance device to effectively transfer networking information to each device."

DiskOnKey devices supporting the networking advances in Windows XP SP2 are currently available. For more information, please visit DiskOnKey's web site at:
www.diskonkey.com
or Microsoft`s Windows Connect Now technology web site at:
http://www.microsoft.com/windowsxp/using/networking/getstarted/windowsconnectnow.mspx.

About M-Systems` DiskOnKey

The DiskOnKey is a unique, patented solution offering partners the unprecedented flexibility and ease-of-use to implement M-Systems` expertise into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers consumers trusted quality, reliability, extreme security and the industry`s leading product warranty.

For product information, enhancements, upgrades and general information on the USB flash drive category please visit www.diskonkey.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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